20-F/A (Amendment No. 1) 2002

Exhibit 99.6

In connection with the Amendment No. 1 on Form 20-F/A of The “Shell” Transport and Trading Company, p.l.c., a public limited company organized under the laws of England (the “Company”) for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer’s knowledge, that:

1.	the Amendment No.1 fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Amendment No.1 fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Amendment No.1.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

Dated July 2, 2004

/s/ Malcolm Brinded
--------------------------------------------------------------------

Malcolm Brinded

Managing Director

/s/ Tim Morrison
--------------------------------------------------------------------

Tim Morrison

Acting Chief Financial Officer
E14       Exhibits